Exhibit 12.1

	Year Ended December 31,			Six months ended June 30
	2014	2015	2016	2017
Earnings:
Net loss	$(9,890)	$(15,557)	$(20,467)	$(15,475)

Fixed charges to add to earnings:
Interest expense	152	499	528	270
Amortization of financing costs	41	79	70	20
Rent interest factor (1)	62	66	105	61
Total fixed charges	255	644	703	351
Earnings before fixed charges	(9,635)	(14,913)	(19,764)	(15,124)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges is not applicable as the Company was deficient in earnings by approximately $9,635 and $14,913 and $19,764 for the years ended December 31, 2014, 2015 and 2016 respectively and approximately $15,124 for the six months ended June 30, 2017

(1)	Approximately one-third of rental expense is deemed representative of interest factor